Exhibit 99.1

news release
Encana expands natural gas transportation infrastructure to
southern Alberta, opens new Strathmore CNG station
Natural gas infrastructure critical to creating a cleaner energy future
Strathmore, Alberta (September 28, 2011) — Encana Natural Gas Inc., a subsidiary of Encana Corporation (TSX, NYSE: ECA), today opened a compressed natural gas (CNG) station in southern Alberta. The station, located in Strathmore, about 40 kilometres east of Calgary, demonstrates Encana’s ongoing commitment to building the necessary infrastructure to support a transportation future driven by natural gas.
“Encana is leading by example as we convert our own vehicle fleets to natural gas and help build the necessary infrastructure to support its expanded use as an alternative fuel to gasoline or diesel. Operating a fleet of vehicles on natural gas is both an economic and environmental advantage for our business, and we are inviting other business operators and consumers to join us in capturing the benefits of this clean, abundant and more affordable fuel,” said Randy Eresman, Encana’s President & CEO.
“We believe that natural gas as a transportation fuel has huge potential to improve the bottom line of its users. Our vast North American supply of natural gas truly represents a domestic energy solution and a way to further strengthen the economies of both Canada and the United States. In fact, the natural gas industry currently employs nearly 3.4 million people and every 1 percent increase in natural gas production creates up to 35,000 new jobs,” said Eresman.
The Strathmore CNG station will fuel Encana’s growing fleet of natural gas-powered vehicles, which now has 39 trucks converted to run on natural gas in the company’s Clearwater Business Unit encompassing the Strathmore area. Overall Encana has 128 of its approximately 1,400-vehicle North American fleet running on natural gas to date, as well as 15 drilling rigs, and continues to further expand its conversion program. Beginning in 2012, Encana Natural Gas expects to offer the Strathmore station’s fueling services to other corporate fleets in the area and to the public at a later date.
The facility follows the opening this past summer of Encana Natural Gas CNG stations in Fort Lupton, Colorado and Sierra, British Columbia. Encana Natural Gas also has an operational CNG station in Parachute, Colorado, as well as in Red River Parish, Louisiana. The latter was the first to welcome a public customer in March 2011.
Natural gas-powered cars and trucks are fueled with CNG or liquefied natural gas (LNG) and operate similarly to gasoline-powered vehicles. There are currently more than 960 natural gas vehicle fueling stations in the United States fueling about 110,000 natural gas vehicles. Canada has a network of approximately 80 public fueling stations in five provinces.
“Today, there are more than 12 million natural gas vehicles worldwide but less than 1 percent of them are in North America. Yet our continent has the most to gain, economically and environmentally, from fueling its vehicles with natural gas. We have an estimated 100-year supply of natural gas at current consumption rates; but the resource only counts for 25 percent of the continent’s total energy mix. The precedent has already been set in Europe where natural gas figures far more prominently as a transportation fuel and the technology for natural gas vehicles is proven, reliable and safe. Other countries have already made the switch and we’re seeing a paradigm shift in Canada and the U.S. Infrastructure such as the Strathmore CNG station represents another building block in this growing natural gas highway network. These facilities are critical in responding to a growing market need given the increasing number of commercial and municipal fleets in North America converting to the more affordable and environmentally friendly alternative of natural gas,” said Eric Marsh, Executive Vice-President, Natural Gas Economy & Senior Vice-President, USA Division.
Marsh noted that natural gas vehicles have become one of the fastest growing sectors in the alternative vehicle market, with a wide range of passenger models from small compact cars to trucks. One such model, the Honda Civic GX, was rated the Greenest Vehicle of 2009 by the American Council for an Energy Efficient Economy.
Encana Corporation

“In addition to providing an abundant, affordable alternative to gasoline and diesel, natural gas is also far less emissions-intensive. Quite simply, using natural gas as a transportation fuel results in cleaner air. Natural gas doesn’t contribute significantly to creating smog because it emits 75 to 95 percent less nitrogen dioxide, 99 percent less sulfur dioxide and 90 percent less particulate matter. This new CNG station in Strathmore, therefore, represents far more than a fueling facility — it is a milestone along a road to a cleaner energy future and greener economy,” Marsh said.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resources in key basins from northeast British Columbia to east Texas and Louisiana. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on Encana Corporation is available on the company’s website, www.encana.com or by contacting:
Media contact:
Belinda de Wolde
Team Lead, Communications
(403) 645-4625
Encana Corporation

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